SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Stanley Furniture Company, Inc.

(Name of Issuer)

Common Stock, Par Value $0.02 Per Share

(Title of Class of Securities)

854305208

(CUSIP Number)
Steven A. Hale II Manager Hale Partnership Capital Management, LLC 5960 Fairview Road, Suite 432 Charlotte, NC 28210 (704) 970-2012	Justyn R. Putnam Managing Member TALANTA Investment Group, LLC 401 N. Tryon Street, 10th Floor Charlotte, NC 28202 (704) 904-1450	with a copy to Derek D. Bork Thompson Hine LLP 3900 Key Center 127 Public Square Cleveland, Ohio 44114 (216) 566-5500

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 7, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box        [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
__________________
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 854305208	13D/A	Page 2

1	NAMES OF REPORTING PERSONS HALE PARTNERSHIP CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 642,798 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 642,798 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 642,798 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON OO, IA

CUSIP NO. 854305208	13D/A	Page 3

1	NAMES OF REPORTING PERSONS HALE PARTNERSHIP CAPITAL ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 642,798 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 642,798 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 642,798 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 854305208	13D/A	Page 4

1	NAMES OF REPORTING PERSONS HALE PARTNERSHIP FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 588,900 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 588,900 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 588,900 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 854305208	13D/A	Page 5

1	NAMES OF REPORTING PERSONS MGEN II – HALE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 53,898 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 53,898 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,898 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 854305208	13D/A	Page 6

1	NAMES OF REPORTING PERSONS STEVEN A. HALE II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 642,798 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 642,798 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 642,798 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 854305208	13D/A	Page 7

1	NAMES OF REPORTING PERSONS TALANTA INVESTMENT GROUP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 693,146 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 693,146 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 693,146 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 854305208	13D/A	Page 8

1	NAMES OF REPORTING PERSONS TALANTA FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 693,146 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 693,146 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 693,146 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 854305208	13D/A	Page 9

1	NAMES OF REPORTING PERSONS JUSTYN R. PUTNAM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 693,146 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 693,146 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 693,146 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 854305208	13D/A	Page 10

This Amendment No. 6 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 6”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on December 22, 2014, as amended (the “Schedule 13D”, and as further amended by this Amendment No. 6, this “Statement”), with respect to the Common Stock, par value $0.02 per share (the “Common Stock”), of Stanley Furniture Company, Inc., a Delaware corporation (the “Company”). Except as amended and supplemented by this Amendment No. 6, the Schedule 13D remains unchanged.

This Statement is filed by (i) Hale Partnership Capital Management, LLC (“Hale Adviser”), (ii) Hale Partnership Capital Advisors, LLC (“Hale GP”), (iii) Hale Partnership Fund, L.P. (“Hale Fund I”), (iv) MGEN II – Hale Fund, L.P. (“Hale Fund II” and collectively with Hale Fund I, the “Hale Funds”), (v) Steven A. Hale II (“Mr. Hale”), (vi) TALANTA Investment Group, LLC (“TALANTA GP”), (vii) TALANTA Fund, L.P. (“TALANTA Fund”), and (viii) Justyn R. Putnam (“Mr. Putnam”) (each, a “Reporting Person” and collectively, the “Reporting Persons”).  The Reporting Persons are filing this Statement jointly.

Item 3.	Source and Amount of Funds or Other Consideration

All purchases of the Common Stock have been made by or on behalf of the Funds using the investment capital of the Funds.  The aggregate purchase price of the Common Stock acquired was approximately $3,603,002.71 (excluding brokerage commissions and transaction costs).

Item 4.	Purpose of Transaction

On January 7, 2016, the Reporting Persons entered into an agreement with the Company, pursuant to which the Company appointed Justyn R. Putnam to the Board of Directors of the Company (the “Board”) and each of its committees, effective immediately, for a term expiring at the Company’s 2016 Annual Stockholders Meeting (the “2016 Annual Meeting”), and the Reporting Persons withdrew their nominations of two candidates for election to the Board at the 2016 Annual Meeting.  With the addition of Mr. Putnam, the Board has been expanded to seven directors.  Pursuant to the agreement, the Board has also nominated Mr. Putnam for election by the stockholders at the 2016 Annual Meeting for a term that will expire at the Company’s 2019 Annual Meeting of Stockholders (the “2019 Annual Meeting”).  The Board has approved reducing the Board back to six directors effective at the 2016 Annual Meeting when the term of Mr. D. Paul Dascoli expires.

In addition, pursuant to the agreement, the Company agreed to form a special committee consisting of John D. Lapey, Michael P. Haley, Justyn Putnam and Jeffrey S. Gilliam, who was appointed to the Board pursuant to a prior agreement by and among the Company and the Reporting Persons, with Mr. Putnam as chairman, which committee will be authorized and directed to consider potential strategic and capital allocation opportunities that may be available to the Company, including potential acquisition transactions to enhance product offerings and expand distribution channels, leveraging on the strength of the Company’s balance sheet including its net operating loss carry-forwards.

In the event that the Company does not achieve Net Sales growth for the fiscal year ended December 31, 2016 (“fiscal 2016”) of at least 5% from the Net Sales reported by the Company for the fiscal year ended December 31, 2015, as reported in its Annual Report on Form 10-K for fiscal 2016, then the Company agreed to promptly after the filing of such 10-K with the Securities and Exchange Commission (the “SEC”), but not later than March 31, 2017, expand the size of the Board by one member with a term expiring at the 2019 Annual Meeting, and the Reporting Persons would recommend an additional, independent director for expeditious appointment by the Board.

CUSIP NO. 854305208	13D/A	Page 11

The agreement contains various other terms and provisions, including with respect to standstill and voting commitments entered into by the Reporting Persons.  The agreement is attached hereto as Exhibit 99.1 and is hereby incorporated herein by reference.  The foregoing description is not complete and is qualified in its entirety by reference to the full text of the agreement.

 None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as described in this Statement or as may be proposed by the Reporting Persons’ director nominees in their capacities as directors of the Company or by such Board with the participation of such director nominees. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may in the future acquire additional shares of common stock of the Company or dispose of some or all of the shares of common stock of the Company held by them in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

Item 5.	Interest in Securities of the Issuer

(a)-(b)            The Reporting Persons beneficially own in the aggregate 1,335,944 shares of Common Stock, which represents approximately 9.0% of the Company’s outstanding shares of Common Stock.

Each of the Hale Funds and the TALANTA Fund directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. None of the other Reporting Persons directly hold any of the shares of Common Stock disclosed in this Statement.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on 14,911,453 shares of Common Stock reported by the Company as outstanding as of October 23, 2015 in its Quarterly Report on Form 10-Q filed with the SEC on October 27, 2015.

Hale Adviser, as the investment manager of the Hale Funds, Hale GP, as the general partner of the Hale Funds, and Mr. Hale, as the sole manager of Hale Adviser and Hale GP, may be deemed to have the shared power to direct the voting and disposition of shares of Common Stock beneficially owned by the Hale Funds, and consequently Hale Adviser, Hale GP and Mr. Hale may be deemed to possess indirect beneficial ownership of such shares.  Hale Adviser, Hale GP and Mr. Hale disclaim beneficial ownership of such shares for all other purposes.

TALANTA GP, as general partner of the TALANTA Fund, and Mr. Putnam, as managing member of TALANTA GP, may be deemed to have the shared power to direct the voting and disposition of shares of Common Stock beneficially owned by the TALANTA Fund, and consequently TALANTA GP and Mr. Putnam may be deemed to possess indirect beneficial ownership of such shares.  TALANTA GP and Mr. Putnam disclaim beneficial ownership of such shares for all other purposes.

CUSIP NO. 854305208	13D/A	Page 12

(c)            The following table sets forth all transactions with respect to the Common Stock effected by the Reporting Persons since the Reporting Persons filed Amendment No. 5 to the Schedule 13D with the SEC on December 4, 2015.  Each of these transactions was effected through the open market.

Beneficial Ownership	Transaction Date	Number of Shares Bought/(Sold)	Price per Share (excluding commission) ($)
HALE PARTNERSHIP FUND, L.P.	2015-12-15	200	2.6
HALE PARTNERSHIP FUND, L.P.	2015-12-15	157	2.6
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.72
HALE PARTNERSHIP FUND, L.P.	2015-12-22	200	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.72
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.72
HALE PARTNERSHIP FUND, L.P.	2015-12-22	200	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.72
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.72
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	200	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	5	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	200	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.73

CUSIP NO. 854305208	13D/A	Page 13

HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	2,100	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	500	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	200	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	400	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	700	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	300	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	300	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	200	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	75	2.72
HALE PARTNERSHIP FUND, L.P.	2015-12-22	10,575	2.72
HALE PARTNERSHIP FUND, L.P.	2015-12-22	125	2.72
HALE PARTNERSHIP FUND, L.P.	2015-12-22	200	2.72
HALE PARTNERSHIP FUND, L.P.	2015-12-22	2,000	2.72
HALE PARTNERSHIP FUND, L.P.	2015-12-22	200	2.72
HALE PARTNERSHIP FUND, L.P.	2015-12-22	1,300	2.72
HALE PARTNERSHIP FUND, L.P.	2015-12-22	1,000	2.72
HALE PARTNERSHIP FUND, L.P.	2015-12-22	200	2.72
HALE PARTNERSHIP FUND, L.P.	2015-12-22	200	2.72
HALE PARTNERSHIP FUND, L.P.	2015-12-22	600	2.72
HALE PARTNERSHIP FUND, L.P.	2015-12-22	400	2.72
HALE PARTNERSHIP FUND, L.P.	2015-12-22	200	2.72
HALE PARTNERSHIP FUND, L.P.	2015-12-22	1,200	2.72
HALE PARTNERSHIP FUND, L.P.	2015-12-22	200	2.72
HALE PARTNERSHIP FUND, L.P.	2015-12-22	200	2.72
HALE PARTNERSHIP FUND, L.P.	2015-12-22	200	2.72
HALE PARTNERSHIP FUND, L.P.	2015-12-22	300	2.72
HALE PARTNERSHIP FUND, L.P.	2015-12-22	200	2.72
HALE PARTNERSHIP FUND, L.P.	2015-12-22	200	2.72

CUSIP NO. 854305208	13D/A	Page 14

HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.72
HALE PARTNERSHIP FUND, L.P.	2015-12-22	200	2.72
HALE PARTNERSHIP FUND, L.P.	2015-12-22	200	2.72
HALE PARTNERSHIP FUND, L.P.	2015-12-22	200	2.72
HALE PARTNERSHIP FUND, L.P.	2015-12-22	200	2.72
HALE PARTNERSHIP FUND, L.P.	2015-12-22	106	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	200	2.72
HALE PARTNERSHIP FUND, L.P.	2015-12-22	200	2.72
HALE PARTNERSHIP FUND, L.P.	2015-12-22	200	2.72
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.72
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.73
HALE PARTNERSHIP FUND, L.P.	2015-12-22	200	2.72
HALE PARTNERSHIP FUND, L.P.	2015-12-22	200	2.72
HALE PARTNERSHIP FUND, L.P.	2015-12-22	200	2.72
HALE PARTNERSHIP FUND, L.P.	2015-12-22	200	2.72
HALE PARTNERSHIP FUND, L.P.	2015-12-22	100	2.76
HALE PARTNERSHIP FUND, L.P.	2016-01-07	100	2.61
HALE PARTNERSHIP FUND, L.P.	2016-01-07	100	2.61
HALE PARTNERSHIP FUND, L.P.	2016-01-07	100	2.61
HALE PARTNERSHIP FUND, L.P.	2016-01-07	300	2.61
HALE PARTNERSHIP FUND, L.P.	2016-01-07	200	2.61
HALE PARTNERSHIP FUND, L.P.	2016-01-07	100	2.61
HALE PARTNERSHIP FUND, L.P.	2016-01-07	300	2.61
HALE PARTNERSHIP FUND, L.P.	2016-01-07	300	2.61
HALE PARTNERSHIP FUND, L.P.	2016-01-07	300	2.61
HALE PARTNERSHIP FUND, L.P.	2016-01-07	200	2.61
HALE PARTNERSHIP FUND, L.P.	2016-01-07	300	2.61
HALE PARTNERSHIP FUND, L.P.	2016-01-07	600	2.61
HALE PARTNERSHIP FUND, L.P.	2016-01-07	300	2.61
HALE PARTNERSHIP FUND, L.P.	2016-01-07	640	2.61
HALE PARTNERSHIP FUND, L.P.	2016-01-07	300	2.61
HALE PARTNERSHIP FUND, L.P.	2016-01-07	600	2.61
HALE PARTNERSHIP FUND, L.P.	2016-01-07	300	2.61
HALE PARTNERSHIP FUND, L.P.	2016-01-07	100	2.61
HALE PARTNERSHIP FUND, L.P.	2016-01-07	200	2.61
HALE PARTNERSHIP FUND, L.P.	2016-01-08	180	2.61
HALE PARTNERSHIP FUND, L.P.	2016-01-08	120	2.61
HALE PARTNERSHIP FUND, L.P.	2016-01-08	100	2.61

CUSIP NO. 854305208	13D/A	Page 15

Beneficial Ownership	Transaction Date	Number of Shares Bought/(Sold)	Price per Share (excluding commission)($)
TALANTA FUND, L.P.	2015-12-8	2,201	2.79
TALANTA FUND, L.P.	2015-12-8	1,800	2.80
TALANTA FUND, L.P.	2015-12-9	200	2.79
TALANTA FUND, L.P.	2015-12-10	580	2.79
TALANTA FUND, L.P.	2015-12-11	2,511	2.79
TALANTA FUND, L.P.	2015-12-14	1,702	2.79
TALANTA FUND, L.P.	2015-12-14	4,622	2.80
TALANTA FUND, L.P.	2015-12-14	2,400	2.80
TALANTA FUND, L.P.	2015-12-14	3,624	2.76
TALANTA FUND, L.P.	2015-12-15	3,800	2.73
TALANTA FUND, L.P.	2015-12-16	4,949	2.73
TALANTA FUND, L.P.	2015-12-16	51	2.74
TALANTA FUND, L.P.	2015-12-18	100	2.65

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Information set forth under Item 4 hereof is hereby incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 6, which agreement is set forth on the signature page to this Statement.

Item 7.	Material to Be Filed as Exhibits

99.1.            Agreement, dated January 7, 2016, by and among the Company and the Reporting Persons as listed on Exhibit A thereto.

CUSIP NO. 854305208	13D/A	Page 16

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Date:	January 12, 2016

HALE PARTNERSHIP CAPITAL MANAGEMENT, LLC

By:	/s/ Steven A. Hale II
Name:	Steven A. Hale II
Title:	Manager

HALE PARTNERSHIP CAPITAL ADVISORS, LLC

By:	/s/ Steven A. Hale II
Name:	Steven A. Hale II
Title:	Manager

HALE PARTNERSHIP FUND, L.P.

By:	Hale Partnership Capital Advisors, LLC, its General Partner

	By:	/s/ Steven A. Hale II
	Name:	Steven A. Hale II
	Title:	Manager

MGEN II – HALE FUND, L.P.

By:	Hale Partnership Capital Advisors, LLC, its General Partner

	By:	/s/ Steven A. Hale II
	Name:	Steven A. Hale II
	Title:	Manager

/s/ Steven A. Hale II
STEVEN A. HALE II

CUSIP NO. 854305208	13D/A	Page 17

TALANTA INVESTMENT GROUP, LLC

By:	/s/ Justyn R. Putnam
Name:	Justyn R. Putnam
Title:	Managing Member

TALANTA FUND, L.P.

By:	TALANTA Investment Group, LLC,
its General Partner

	By:	/s/ Justyn R. Putnam
	Name:	Justyn R. Putnam
	Title:	Managing Member

/s/ Justyn R. Putnam
JUSTYN R. PUTNAM